November 21, 2023

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Stephen Kim
Linda Cvrkel
Rucha Pandit
Donald Field

Re:	J-Long Group Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed November 9, 2023 File No. 333-275077

Ladies and Gentlemen:

On behalf of our client, J-Long Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated November 17, 2023 on the Company’s registration statement on Form F-1 submitted on November 9, 2023. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letters dated November 17, 2023 is repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

K&L GATES, SOLICITORS

44th Floor Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong

高蓋茨律師事務所 香港中環皇后大道中15號 置地廣場公爵大廈44樓

T +852 2230 3500 F +852 2511 9515 klgates.com

Partners

Neil CAMPBELL	甘寶靈	William Z. HO	何志淵	Carolyn H.L. SNG	孫慧蓮	Christopher TUNG	董彥華
Michael K.S. CHAN	陳國淳	Jay J. LEE	李再浩	Virginia M.L. TAM	譚敏亮	Frank VOON	溫匯源
Sacha M. CHEONG	文錦明	Iris M.K. LEUNG	梁美琪	Choo Lye TAN	陳珠萊	Sook Young YEU	呂淑榮
Jay C. CHIU	邱志藩	Scott D. PETERMAN	畢德民	Vincent S.K. TSO	曹紹基	Eugene Y.C. YEUNG	楊睿知

Registered Foreign Lawyer (PRC)

Amigo L. XIE	謝嵐

Amendment No.1 to Registration Statement on Form F-1

Prospectus Summary

Corporate History and Structure, page 3

1.

In Note 14 on page F-29, you disclose you effected a stock split whereby each 3 issued and outstanding ordinary shares were divided into 8 ordinary shares on November 8, 2023, and revised the consolidated balance sheets and consolidated statements of changes in shareholders’ equity to reflect such a stock split. However, you disclose here you had a stock split “at a ratio of 3-for-8.” It appears it should be described “at a ratio of 8-for-3” as it is a stock split and not a reverse stock split. Please revise here and on pages 63 and F-33.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 1, 3, 58, 59, 63 and F-33.

The Offering, page 20

2.

You disclose you are offering 1,400,000 ordinary shares with a par value of US$0.0001 per share. Given the share split of your ordinary shares occurred on November 8, 2023, please revise the par value to reflect the latest par value of US$0.0000375 per share here and in other relevant sections throughout the filing.

In response to the Staff’s comment, the Company has revised the relevant disclosure on the cover page and pages ii and 20.

Notes to Consolidated Financial Statement

18. Subsequent Events, page F-33

3.

We note that you have effected a 8-for-3 stock split on November 8, 2023 and that your historical financial statements have been retroactively adjusted to reflect the stock split. Please ensure that your independent auditor revises its report on page F-2 to reference the stock split and dual dates its opinion in accordance with PCAOB AS 3110.05 and provide an updated consent to reflect the revised audit report.

In response to the Staff’s comment, our independent auditor has revised its report on page F-2 and provided an updated consent to reflect the revised audit report.

Very truly yours,

/s/ Virginia Tam
Name: Virginia Tam